

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 27, 2016

Svetlana Mazur
President, Treasurer and Secretary
Koldeck, Inc.
800 North Rainbow Boulevard, Suite 208
Las Vegas, Nevada 89107

> **Re: Koldeck Inc.**
> **Registration Statement on Form S-1**
> **Filed September 22, 2016**
> **File No. 333-213744**

Dear Ms. Mazur:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that your company is a "shell company" as defined in Rule 405 of Regulation C. In this regard, we note that your company has had nominal operations and assets since inception in December 2012. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under "Shares Eligible for Future Sale," the resale limitations imposed by Rule 144(i) due to your shell company status.

2.   Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Svetlana Mazur
Koldeck, Inc.
October 27, 2016
Page 2

Prospectus Cover Page

3.   We note that there is no minimum amount of common stock that must be sold by the
        company. Please clearly disclose that you may receive no proceeds or very minimal
        proceeds from the offering and potential investors may end up holding shares in a
        company that:

        • Has not received enough proceeds from the offering to begin operations; and
        • Has no market for its shares.

Prospectus Summary, page 5

4.   Please provide a brief discussion of your business plan and a summary of your expected
        use of proceeds.

Use of Proceeds, page 14

5.   Revise to clarify that if the company receives less than a certain minimum percentage of
        the total proceeds from the offering , the company will not have sufficient funds to carry
        out its business plan.

Directors, Executive Officers, Promoters and Control Persons, page 24

6.   Please revise Svetlana Mazur's business experience to include all business experience
        during the past five years. We refer you to Item 401(e)(1). Disclose what year she
        received her university degree.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the
financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at

(202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Mattheau Stout, Esq.